BRF S.A.
Publicly Held Company with Authorized Capital
CNPJ 01.838.723/0001-27
NIRE 42.300.034.240

CALL NOTICE
ORDINARY GENERAL MEETING

The shareholders of **BRF S.A.** ("Company") are invited to meet at the Ordinary General Shareholders Meeting to be held on March 31, 2025, at 12:00 p.m. ("OGM"), exclusively digitally, through the Zoom digital platform ("Zoom Platform"), to resolve on the following Agenda:

(i) To take the Management's accounts, examine, discuss and vote on the Management Report, the Financial Statements and other documents related to the year ended December 31, 2024.

(ii) To resolve on the allocation of net income for the fiscal year of 2024;

(iii) To set the annual global compensation of the Company's management for the year 2025;

(iv) To elect the members of the Fiscal Council and their respective alternates; and

(v) To set the compensation of the members of the Fiscal Council for the year 2025.

* * *

INFORMATION FOR PARTICIPATION

Participation in the digital assembly

Shareholders

The OGM will be held exclusively by digital means, pursuant to article 124, paragraph 2-A, of Law No. 6.404/1976 ("Brazilian Corporation Law") and CVM Resolution No. 81/2022.

As provided for in article 5, paragraph 4, of CVM Resolution No. 81/2022, the Company understands that it is more appropriate to hold the Meeting now called exclusively digitally, since this format allows for greater shareholder participation, as it enables the presence of shareholders from anywhere in Brazil and abroad, as well as reduces costs for both shareholder participation and the holding of the conclave.

The Company points out that there will be no possibility of physically attending the OGM, since it will be held exclusively digitally.

Pursuant to Article 6, Paragraph 3, of CVM Resolution No. 81/2022, shareholders who intend to participate in the OGM, in person or through attorneys-in-fact, must submit, by 12:00 p.m. on March 29, 2025, the date that precedes the OGM by two (2) days, exclusively through the Qi Central platform ("Qi Central Platform") (https://qicentral.com.br/m/assembleia-brf-2025), request for access to the OGM ("Access Request").

The Access Request must contain the identification of the shareholder and, if applicable, his/her attorney-in-fact who will participate in the OGM, and the scanned copies of the following documents:

Individual Shareholders:

- Identification document with photo; and
- Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares.

Corporate Shareholders:

- Latest consolidated bylaws or articles of association and corporate documentation granting powers of representation (i.e.: minutes of election of directors);
- Identification document of the legal representative(s) with photo;
- Statement containing the respective shareholding, issued by the financial institution responsible for the custody of the shares; and
- In the case of Investment Funds: (i) the fund's latest consolidated regulations, (ii) the bylaws or articles of association of the administrator or manager, as the case may be, subject to the fund's voting policy and corporate documents that prove the powers of representation (minutes of the election of the directors, term of office and/or power of attorney), and (iii) identification document of the legal representative(s) of the administrator or manager with photo.

Shareholders Represented by Power of Attorney:

- In addition to the documents indicated above, power of attorney, which must have been granted less than one (1) year ago to an attorney-in-fact who is a shareholder, manager of the Company, lawyer or financial institution, and the administrator of investment funds is responsible for representing its condominium owners, in accordance with the provisions of paragraph 1 of article 126 of the Brazilian Corporation Law it is not mandatory to be a shareholder, manager of the Company, lawyer or financial institution; and
- Identification document of the attorney with photo.

Foreign Shareholders:

Foreign shareholders must present the same documentation as Brazilian shareholders, except that the corporate documents of the legal entity and the power of attorney must be translated into sworn form, and it is not necessary to notarize and consularize them.

The Company will forward to shareholders (or their duly constituted representatives or attorneys-in-fact) who have submitted their Access Request within the deadline and under the conditions described above, by e-mail, the individual invitations to access the Zoom Platform and the respective instructions for access to the electronic system for participation in the OGM, including the password required for this purpose.

Shareholders who do not submit the Access Request within the deadline (until 12:00 p.m. on March 29, 2025) will not be able to participate in the OGM.

For additional information on participation in the OGM and access to the Zoom Platform, the shareholder should consult the Manual for Participation in the OGM.

Holders of American Depositary Receipts – ADRs:
The holders of ADRs will be represented at the OGM by *The Bank of New York Mellon*, as a depositary institution, under the terms of the Deposit *Agreement* entered with the Company. ADR holders will not be allowed to participate in the OGM through the Zoom Platform.

Participation through the Distance Voting Form

As provided for in articles 26 et seq. of CVM Resolution No. 81/2022, the Company's shareholders may submit, as of this date, their voting instructions in relation to the matters subject to the OGM by filling out and sending the distance voting form ("Distance Voting Form "), the models of which were made available, separately, on the Company's Investor Relations website (https://ri.brf-global.com/, in the item Corporate Governance) and on the *websites* of the Brazilian Securities and Exchange Commission (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão ("B3") (www.b3.com.br).

The Company's shareholders may transmit their voting instructions (i) to the bookkeeping agent of the shares issued by the Company (Banco Bradesco S.A.), (ii) to its respective custody agent, (iii) to B3, as central depositary of the Company's shares, or (iv) directly to the Company. In case of submission directly to the Company, shareholders must submit the Distance Voting Form by March 27, 2025 (inclusive), duly completed, initialed and signed, exclusively through the Qi Central Platform (https://qicentral.com.br/m/assembleia-brf-2025), together with the scanned copies of the necessary documents. For additional information, shareholders must comply with the rules set forth in CVM Resolution No. 81/2022 and the procedures described in the Distance Voting Form made available by the Company, as well as in the respective Manual for Participation in the OGM.

The Company's shareholders interested in accessing the information or answering questions regarding the above matters should contact the Company's Investor Relations area, by phone +55 (11) 2322-5377 or via e-mail: acoes@brf.com.

All documents relevant to the OGM, including more detailed information on the matters on the Agenda and on access to the Zoom Platform, are available in the Manual for

Participation in the OGM, which is available to shareholders on the websites https://ri.brf-global.com/, www.b3.com.br and www.cvm.gov.br.

Itajaí (SC), February 27, 2025.

Marcos Antonio Molina dos Santos
Chairman of the Board of Directors